NEWS RELEASE

ANOTHER WONDERFUL YEAR

2002 YEAR END AND FOURTH QUARTER RESULTS

(All dollar amounts in US$ unless otherwise stated)

Toronto, February 11, 2003 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce its financial and operating results for the year and quarter ended December 31st 2002.  The highlights for the year vs. 2001 are listed below.

2002 HIGHLIGHTS

(Dollar amounts in millions, except per share data)

Return on Invested Capital (ROIC)		26%
Cash & short-term investments	↑ 234%	$ 260.8
Working capital	↑ 209%	$ 273.6
Shareholders’ equity	↑ 122%	$ 349.9
Debt	Unchanged	NIL
Gold hedges	Unchanged	NIL
Earnings per share	↑ 16%	$ 0.37
Cumulative Bullion Adjusted Earnings*	↑ 41%	$ 0.45

*Bullion adjusted earnings are not GAAP based measures. Cumulative Bullion Adjusted Earnings represent earnings which would have been realized if all gold held by Goldcorp had been sold at year end.

“It was another wonderful year for Goldcorp’s shareholders and employees.  We exceeded our targets, the gold price climbed higher as did our share price and we were showered with awards recognizing the cumulative efforts of everyone at Goldcorp and the help from our suppliers, contractors and industry friends”, said Rob McEwen, Chairman & CEO.

THE POWER OF GOLD – GOLD IS MONEY

In 2002, Earnings were $65.6 million or $0.37 per share, representing an increase of 24% over $ 52.8 million or $0.32 per share in 2001.

However, Goldcorp’s revenue, cash flow and earnings would have been significantly higher if it had sold all the gold it held.  At year end 2002, Goldcorp held 196,042 ounces of gold (6.1 tonnes).

If all this gold, accumulated since 2001, was sold, additional earnings of $14.5 million or $0.08 per share would have been recognized which would have increased Earnings to $80.1 million or $0.45 per share, representing a 41% increase over 2001.  This amount is referred to as Cumulative Bullion Adjusted Earnings.

In 2001, Management made the conscious decision to begin a program of increasing its gold holdings.  This was done based on a belief that the gold price was going higher and that higher earnings could be generated by deferring the sale until a higher gold price materialized.  It worked!

Goldcorp acquired its gold in two ways.  First, the Company held back approximately 10% of its production from sale.  By year end 2002 a total of 95,882 ounces had been accumulated in this way.  During the fourth quarter, 2002, 17,087 ounces were held back from sale.  Second, Goldcorp periodically purchased gold bullion during 2002 and by year end the total amount of gold accumulated in this manner had reached 100,160 ounces (which was unchanged from the third quarter ended September 30, 2002).

During the fourth quarter ended December 31, 2002 Goldcorp’s cash and short-term investments increased by $25.3 million to $260.8 million.    The market value of Goldcorp’s gold holdings at year end 2002 was $67.2 million vs. a cost of $42.1 million.  The market value of the Company’s total liquid assets (cash and gold bullion) increased to $328.0 million at year end 2002 from $87.8 million in 2001.

The CEO and CFO of Goldcorp confirm the veracity and soundness of these results and have provided the board of directors with a signed statement supporting this.

FINANCIAL RESULTS

Year Ended  Dec. 31, 2002

Revenues for the year 2002 were $185.2 million compared with $170.3 million in 2001.  Earnings were $65.6 million, or $0.37 per share, compared with earnings of $52.8 million, or $0.32 per share in 2001.  Cash flow from operations was $104.1 million, or $0.59 per share, compared with $95.6 million, or $0.58 per share in 2001.  Earnings increased because of a higher realized gold price ($312 per ounce compared with $271), an increase in interest income, and substantially higher gains from the sale of marketable securities.  This was partially offset by a $0.02 per share charge taken in the third quarter 2002, as a result of an increased provision for reclamation and closure costs at the Wharf Mine.

These improvements were achieved despite the Company holding back from sale 60,821 ounces (10%) of the total 2002 gold production, compared with only 29,667 ounces, or 5% of total gold production held back from sale in 2001.  Had this gold been sold, bullion adjusted earnings for 2002 would have increased to $0.41 per share and bullion adjusted cash flow would have increased to $0.68 per share.

OPERATING RESULTS

Year ended Dec. 31, 2002

Gold production was 607,919 ounces at a cash cost of $93 per ounce sold, compared with 607,403 ounces at a cash cost of $85 per ounce sold in 2001.  The Red Lake Mine produced 525,930 ounces of gold at a cash cost of $65 per ounce sold compared with 503,385 ounces at a cash cost of $59 per ounce sold in 2001.  The average grade of ore processed at Red Lake during 2002 was 2.29 opt (78.5 gpt) which was comparable to the processed grade of 2.26 opt (77.5 gpt) during 2001.  The Wharf Mine produced 81,989 ounces of gold at a cash cost of $250 per ounce sold compared with 104,018 ounces of gold at a cash cost of $210 per ounce sold in 2001.

At Saskatchewan Minerals revenues of $14.0 million during 2002 represented an 8% increase over 2001.  Operating profit increased 35% in 2002 to $2.7 million compared with $2.0 million in 2001, while operating cash flow increased 32% in 2002 to $2.9 million compared with $2.2 million in 2001.

FINANCIAL  RESULTS

4th Quarter Ended Dec. 31, 2002

Revenues of $47.3 million were 17% greater than the same period in 2001.  Earnings of $20.0 million, or $0.11 per share, compared with $12.2 million or $0.07 per share in 2001.  Cash flow from operations was $29.9 million, or $0.16 per share, compared with $22.7 million, or $0.14 per share in 2001.  The increased earnings resulted a higher realized gold price ($326 per ounce compared to $278 per ounce), and by two non-operating items which were, the increase in interest income and a $6.3 million gain from the sale of marketable securities.

The improvement in financial results was achieved despite the fact that 17,087 ounces of gold, or 11% of production was held back from sale.  Had this gold been sold, bullion adjusted earnings would have increased to $21.7 million, or $0.12 per share, while bullion adjusted cash flow would have increased to $32.9 million, or $0.18 per share.

OPERATING RESULTS

4th Quarter ended Dec. 31, 2002

Goldcorp’s total gold production was 150,229 ounces at a cash cost of $105 per ounce sold compared with 138,451 ounces at a cash cost of $85 per ounce sold in the same period in 2001.  The Red Lake Mine produced 130,398 ounces at a cash cost of $72 per ounce sold compared with 113,694 ounces at a cash cost of $60 per ounce sold in 2001.  Production at the Red Lake Mine resulted from the processing of 58,355 tons (at an average rate of 634 tons per day) with an average grade of 2.26 ounces of gold per ton (opt) (77.5 grams per tonne (gpt)) and a recovery rate of 90.6%. The increased production and cash costs reflect the increased contribution of 16,330 ounces of gold produced from concentrate.

The Wharf Mine produced 19,831 ounces of gold at a cash cost of $254 per ounce sold, compared with 24,757 ounces at a cash cost of $215 per ounce in 2001.  The decline in production and increase in costs reflected lower than expected grades and recoveries.

At Saskatchewan Minerals the fourth quarter 2002 revenues were comparable to revenues in the fourth quarter of 2001.  However operating profit and cash flow both increased by 33% relative to the same period in 2001.

CEO SHARE DONATION

“I am convinced that history is repeating itself and today, the world is witnessing the start of the third major bull market in gold to have occurred in the past 106 years.  This should have a very positive impact on Goldcorp’s future.

Despite this view, I donated 250,000 shares in late December and I want to tell you why.  Amid our success in 2002, two events caused me great sadness.  The deaths of my sister, followed shortly thereafter by that of my mother have given me a far greater respect for mortality.  I felt compelled to contribute to a larger need of society and chose medical research to be my focus.  I donated the 250,000 shares as part of my Cdn$10 million gift to Toronto General & Western Hospital Foundation to establish the McEwen Centre for Regenerative Medicine at the University Health Network.”

Rob McEwen, Chairman & CEO

FORWARD-LOOKING STATEMENTS

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United  States  Securities  Exchange  Act of  1934,  as amended.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading “Risk Factors” and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

FINANCIAL INFORMATION

Attached are Goldcorp’s interim Financial Statements for the year ended 2002.  A complete set of our December 31, 2002 Audited Consolidated Financial Statements and interim Management Discussion and Analysis are available on our website at www.goldcorp.com.

Goldcorp’s gold bullion holdings of 196,042 ounces (6.10 tonnes) are greater than 41 (or 36%) of the world’s 114 countries who report gold ownership.  Its holdings are greater than the gold reserves of Ireland or of Hong Kong and Luxembourg combined.  Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition: NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and pays a dividend six times a year.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:

            Corporate Office:

Chris Bradbrook

145 King Street West

Vice President, Corporate Development

            Suite 2700

Telephone: (416)865-0326

Toronto, Ontario

Fax: (416)361-5741

            M5H 1J8

e-mail: info@goldcorp.com

website: www.goldcorp.com

Key Financial Statistics

(in US dollars)

	Three months ended December 31,		Year ended December 31,
Financial Results (millions)	2002	2001	2002	2001

Total revenues	$ 47.3	$ 40.3	$ 185.2	$ 170.3
Gold sales	$ 43.7	$ 36.7	$ 171.2	$ 157.3
Earnings from operations	$ 20.6	$ 16.4	$ 86.9	$ 78.8
Earnings for the period	$ 20.0	$ 12.2	$ 65.6	$ 52.8
Operating cash flow	$ 29.9	$ 22.7	$ 104.1	$ 95.6
Per Share Data (dollars)
Earnings Basic	$ 0.11	$ 0.07	$ 0.37	$ 0.32
Diluted	$ 0.10	$ 0.07	$ 0.36	$ 0.31
Cash Flow Basic	$ 0.16	$ 0.14	$ 0.59	$ 0.58
Diluted	$ 0.16	$ 0.13	$ 0.57	$ 0.57
Bullion adjusted earnings for period [1]	$ 0.12	$ 0.08	$ 0.41	$ 0.34
Bullion adjusted cash flow for period [1]	$ 0.18	$ 0.15	$ 0.68	$ 0.63
Cumulative bullion adjusted earnings [2]			$ 0.45
Cumulative bullion adjusted cash flow [2]			$ 0.78

Weighted Average Shares Outstanding (millions)	182.3	165.1	176.7	164.3

Financial Position (millions)	As at Dec. 31, 2002	As at Dec. 31, 2001

Cash and short-term investments	$ 260.8	$ 78.1
Gold Bullion Holdings (valued at market):
Purchased	$ 34.3	-
Produced, not sold (cost = $10.8M)	$ 32.9	$ 9.7
Working capital	$ 273.6	$ 88.6
Long-term debt	NIL	NIL
Shareholders’ equity	$ 349.9	$ 157.6
Shares outstanding (millions)	182.4	165.1

1 Bullion adjusted earnings and cash flow are not a GAAP measure.  They are calculated by Goldcorp to indicate what the earnings and cash flow would have been for the period if all gold produced, but not sold, during the period had actually been sold.

2Cumulative bullion adjusted earnings and cash flow indicate what the earnings and cash flow  would have been if all gold held by Goldcorp (regardless of when and how acquired) had been sold at year end.

Key Operating Statistics

(in US dollars)

	Three months ended December 31,		Year ended December 31,
Totals	2002	2001	2002	2001

Gold produced (ounces)	150,229	138,451	607,919	607,403
Gold sold (ounces)	133,142	131,047	547,098	577,736
Per Ounce Data [1,2]
Average realized gold price ($/oz)	$ 326	$ 278	$ 312	$ 271
Average spot gold price ($/oz)	$ 323	$ 278	$ 310	$ 271
Cash cost	$ 105	$ 85	$ 93	$ 85
Non-cash cost	$ 39	$ 25	$ 32	$ 29
Total cost	$ 144	$ 110	$ 125	$ 114

Results for Individual Operations
Gold Produced (ounces)
Red Lake Mine	130,398	113,694	525,930	503,385
Wharf Mine	19,831	24,757	81,989	104,018
Total	150,229	138,451	607,919	607,403
Per Ounce Data ($/oz.)
Red Lake Mine
Cash cost	$ 72	$ 60	$ 65	$ 59
Non-cash cost	32	28	29	33
Total cost	$ 104	$ 88	$ 94	$ 92
Wharf Mine
Cash cost	$254	$215	$250	$210
Non-cash cost	68	10	50	8
Total cost	$322	$225	$300	$218

1  Production costs are based on ounces of gold sold, which differs from ounces of gold produced.

2  Cash and total costs are calculated in accordance with The Gold Institute standards.

Interim Management’s Discussion and Analysis

For the quarter and year ended December 31, 2002

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) updates the annual 2001 MD&A in terms of any significant changes in Goldcorp’s business and analyses the results of operations for the three months ended December 31, 2002 and the year ended December 31, 2002.

All amounts in this report are in United States (“US”) dollars, except where otherwise indicated. Goldcorp completed a two-for-one stock split during May 2002 and the per share results for prior reporting periods have been restated to retroactively reflect the split.

Financial Results

(in millions of US dollars, except per share amounts)

	For the three months ended		Year Ended
	December 31		December 31
	2002	2001	2002	2001

Revenues	$ 47.3	$ 40.3	$ 185.2	$ 170.3

Revenues from gold sales	$ 43.7	$ 36.7	$ 171.2	$ 157.3
Realized gold price ($/oz)	$ 326	$ 278	$ 312	$ 271
Actual average gold price ($/oz)	$ 323	$ 278	$ 310	$ 271

Earnings	$ 20.0	$ 12.2	$ 65.6	$ 52.8
Per Share: Basic	$ 0.11	$ 0.07	$ 0.37	$ 0.32
Diluted	$ 0.10	$ 0.07	$ 0.36	$ 0.31

Operating cash flow	$ 29.9	$ 22.7	$ 104.1	$ 95.6
Per Share: Basic	$ 0.16	$ 0.14	$ 0.59	$ 0.58
Diluted	$ 0.16	$ 0.13	$ 0.57	$ 0.57

Revenues for the fourth quarter of 2002 increased by 17% over the corresponding period last year, primarily due to higher realized gold prices.

Revenues for the year ended December 31, 2002 improved by 9% over last year due to an increase of 15% in realized gold prices, offset by the impact of selling fewer gold bullion ounces in 2002. Goldcorp’s strategy was to hold back from sale approximately 10% of its production in anticipation of higher gold bullion prices.

The gold price realized for the fourth quarter of 2002 was $326 per ounce, an improvement of $48 per ounce, or 17% over the corresponding period last year, while the average gold price realized for the year was $312 per ounce, an improvement of $41 per ounce, or 15%, over last year. Goldcorp produced 150,229 ounces of gold bullion for the fourth quarter of 2002 and sold 133,142 ounces of gold bullion, compared with 138,451 ounces produced and 131,047 ounces sold for the corresponding period last year. Goldcorp produced 607,919 ounces of gold bullion in 2002 and sold 547,098 ounces (90%).  This compares with 607,403 ounces produced and 577,736 ounces sold (95%) in 2001.

The increase in earnings for the fourth quarter and year ended December 31, 2002 was driven predominantly by the excellent operating performance of the Red Lake Mine, higher realized gold prices and gains on marketable securities of $6.3 million for the fourth quarter of 2002 and $14.8 million for the year ended December 31, 2002.

Cash flow from operations for the year ended December 31, 2002 was $104.1 million and grew by $8.5 million, or 9% over 2001.  The increase is a result of higher gold prices, good operating performance at the Red Lake Mine and lower working capital.

At the end of December 31, 2002, Goldcorp had treasury assets at a market value of $337.8 million, comprised of cash and short-term investments of $260.8 million, gold bullion of $67.2 million and marketable securities of $9.8 million.

Operating Results

(in US dollars, except gold production ounces)

	For the three months ended		Year ended
	December 31		December 31
	2002	2001	2002	2001

Gold Production (oz)
Red Lake Mine	130,398	113,694	525,930	503,385
Wharf Mine	19,831	24,757	81,989	104,018

Total ounces produced	150,229	138,451	607,919	607,403

Total ounces sold	133,142	131,047	547,098	577,736

Production costs ($/oz)

Red Lake Mine
Cash cost	$ 72	$ 60	$ 65	$ 59
Non-cash cost	32	28	29	33

Total cost	$ 104	$ 88	$ 94	$ 92

Wharf Mine
Cash cost	$ 254	$ 215	$ 250	$ 210
Non-cash cost	68	10	50	8

Total cost	$ 322	$ 225	$ 300	$ 218

Weighted average
Cash cost	$ 105	$ 85	$ 93	$ 85
Non-cash cost	39	25	32	29

Total cost	$ 144	$ 110	$ 125	$ 114

Gold bullion

During the second half of 2001, Goldcorp withheld from sale 29,667 ounces of its gold production. This strategy was continued throughout 2002 with an additional 17,087 ounces held back from sale in the fourth quarter. This brings to 60,821 ounces or 10% the amount of produced gold bullion withheld from sale in 2002. As at December 31, 2002, total holdings of gold bullion were 196,042 ounces with a market value of $67.2 million, based on the year end London Price Fix of $342.75 per ounce.

Bullion adjusted earnings and bullion adjusted cash flow illustrate, on an after-tax basis, the unrealized profit arising from Goldcorp’s strategy to withhold gold bullion from sale. These are not GAAP measures of earnings or cash flow. Refer also the bullion adjusted results table that follows.

Goldcorp also added to its gold bullion holdings by purchasing 100,160 ounces of gold on the open market. During the fourth quarter of 2002, Goldcorp changed its accounting policy relating to purchased gold bullion.  Purchased gold bullion had been accounted for on a mark-to-market basis during the second and third quarters of 2002.  During the fourth quarter, the accounting for purchased gold bullion was changed to the lower of cost or market.  This approach is more conservative.  The impact did not have a material effect on earnings.

Impact of withholding current reporting period’s production

Had Goldcorp sold the 17,087 ounces of gold bullion production it held back during the fourth quarter of 2002, earnings would have increased from $20.0 million to $21.7 million (from $0.11 per share to $0.12 per share), while operating cash flow would have increased from $29.9 million to $32.9 million (from $0.16 per share to $0.18 per share). In 2001, reported earnings would have increased from $12.2 million to $12.9 million (from $0.07 per share to $0.08 per share) and operating cash flow would have increased from $22.7 to $24.8 (from $0.14 per share to $0.15 per share).

Bullion Adjusted Results

(in millions of US dollars, except per share amounts)

	For the three months ended		Year ended
	December 31		December 31
	2002	2001	2002	2001

Earnings	$ 20.0	$ 12.2	$ 65.6	$ 52.8

Additional earnings if all gold bullion was produced and sold in the same period	1.7	0.7	6.7	3.0

Bullion adjusted earnings	$ 21.7	$ 12.9	$ 72.3	$ 55.8

Bullion adjusted earnings per share
Per Share: Basic	$ 0.12	$ 0.08	$ 0.41	$ 0.34
Diluted	$ 0.11	$ 0.08	$ 0.39	$ 0.33

Operating cash flow	$ 29.9	$ 22.7	$ 104.1	$ 95.6

Additional cash flow if all gold bullion was produced and sold in the same period	3.0	2.1	15.9	8.1

Bullion adjusted cash flow	$ 32.9	$ 24.8	$ 120.0	$ 103.7

Bullion adjusted cash flow per share
Per Share: Basic	$ 0.18	$ 0.15	$ 0.68	$ 0.63
Diluted	$ 0.17	$ 0.15	$ 0.65	$ 0.62

Impact of selling entire gold bullion holdings.

Had the entire gold bullion holdings of 196,042 ounces been sold at December 31, 2002, Goldcorp’s cash position would have increased by $67.2 million. Additional earnings of $14.5 million ($0.08 per share) would have been recognized, which would have increased earnings to $80.1 million ($0.45 per share).

Revenues

(in millions of US dollars)

	For the three months ended		Year ended
	December 31		December 31
	2002	2001	2002	2001

Revenues
Gold	$ 43.7	$ 36.7	$ 171.2	$ 157.3
Industrial Minerals	3.6	3.6	14.0	13.0
Total	$ 47.3	$ 40.3	$ 185.2	$ 170.3

Operational Review

Red Lake Mine

Operating Data	For the three months ended		Year ended
	December 31		December 31
	2002	2001	2002	2001

Tons of ore milled	58,355	64,898	239,482	246,618
Tons of ore milled per calendar day	634	705	656	676
Average mill head grade (ounces per ton)	2.26	2.14	2.29	2.26
Average recovery rate	90.6%	88.2%	90.8%	88.5%
Ounces of gold produced	130,398	113,694	525,930	503,385
Ounces of gold sold	108,742	109,550	463,524	477,120
Operating cost per ounce
Cash production cost	$ 72	$ 60	$ 65	$ 59
Non-cash cost	32	28	29	33

Total operating cost	$ 104	$ 88	$ 94	$ 92

Financial Data
(in millions of US dollars)

Revenues	$ 35.5	$ 30.6	$ 144.9	$ 129.6
Operating profit	$ 22.7	$ 21.0	$ 98.5	$ 85.2
Operating margin (%)	64%	69%	68%	66%
Operating cash flow	$ 26.2	$ 24.1	$ 112.0	$ 101.0

During the fourth quarter the Red Lake Mine produced 130,398 ounces of gold at a cash cost of $72 per ounce, compared with 113,694 ounces at a cash cost of $60 per ounce for the corresponding period last year.  Both the higher cost and the higher production were largely the result of 16,330 ounces produced from concentrate. Gold not recovered through the primary extraction process is stockpiled in concentrate form, transported and subsequently processed by a third party. The production cost of ounces produced from concentrate is higher than the cost of ounces produced on site.

Wharf Mine

Operating Data	For the three months ended		Year ended
	December 31		December 31
	2002	2001	2002	2001

Tons of ore mined (000's)	1,020	1,072	4,210	4,345
Tons of waste removed (000's)	2,470	2,241	12,319	7,423
Ratio of waste to ore	2.42:1	2.09:1	2.93:1	1.71:1
Tons of ore processed (000's)	1,021	968	4,251	4,217
Average grade of gold processed (opt)	0.024	0.030	0.027	0.030
Ounces of gold produced	19,831	24,757	81,989	104,018
Ounces of gold sold	24,400	21,497	83,574	100,616
Operating cost per ounce
Cash production cost	$ 240	$ 196	$ 236	$ 195
Royalties and severance taxes	14	19	14	15

Total cash cost	$ 254	$ 215	$ 250	$ 210
Non-cash cost	68	10	50	8
Total operating cost	$ 322	$ 225	$ 300	$ 218

Financial Data
(in millions of US dollars)

Revenues	$ 8.1	$ 6.0	$ 26.4	$ 27.7
Operating profit (loss)	$ 0.2	$ 1.1	$ (2.4)	$ 5.1
Operating margin (%)	2%	18%	(9%)	18%
Operating cash flow	$ 1.8	$ 1.3	$ 5.3	$ 6.0

 During the fourth quarter the Wharf Mine had a cash cost of $254 per ounce, an increase of 18% over the corresponding period in 2001.  Production was down 20% to 19,831 ounces in the last quarter of 2002, compared with 24,757 ounces in the fourth of 2001, leading to higher costs on a per ounce basis.  The Wharf Mine had an average grade of 0.024 ounces per ton for the fourth quarter of 2002, compared with 0.030 ounces per ton for the corresponding period last year.

Saskatchewan Minerals

(in millions of US dollars, operating data in thousands of tons)

Operating Data	For the three months ended		Year ended
	December 31		December 31
	2002	2001	2002	2001

Tons produced	33.1	32.1	123.7	122.2
Tons sold	31.8	32.1	123.4	120.4

Financial Data

Revenues*	$ 3.6	$ 3.6	$ 14.0	$ 13.0
Operating profit (loss)	$ 0.8	$ 0.6	$ 2.7	$ 2.0
Operating margin (%)	22%	17%	19%	15%
Operating cash flow	$ 0.8	$ 0.6	$ 2.9	$ 2.2

*

During 2002, direct freight to customers was reclassified to operating expenses instead of being netted against revenues.  Comparative numbers have been adjusted.

Expenses

(in millions of US dollars)

	For the three months ended		Year ended
	December 31		December 31
	2002	2001	2002	2001

Operating	$ 17.5	$ 14.3	$ 63.8	$ 61.3
Corporate administration	$ 2.1	$ 1.4	$ 9.3	$ 5.1
Depreciation, depletion and reclamation	$ 5.3	$ 6.9	$ 21.6	$ 20.6
Exploration	$ 1.7	$ 1.3	$ 3.7	$ 4.6

Goldcorp’s consolidated cash cost for the year ended December 31, 2002 was $93 per ounce, compared with $85 last year. The increase in 2002 is related to the processing of 25,062 ounces of gold bullion from Red Lake concentrate at a third party facility and higher costs at the Wharf Mine.

Corporate administration for the year ended December 31, 2002 grew by $4.2 million over the corresponding period last year. This was predominantly due to a bonus incentive payment of $2.0 million during the second quarter of 2002 as well as increased investor relations and other corporate activities.

Depreciation, depletion and reclamation expenses incurred for the year ended December 31, 2002 were $21.6 million, compared with $20.6 million in 2001. The increase is due to an additional $3.5 million Wharf Mine reclamation provision recorded during the third quarter of 2002.

Total exploration expenditures (both expensed and capitalized) were $16.4 million for the year ended December 31, 2002, compared with $14.4 million in 2001. Exploration expenditures expensed during the year ended December 31, 2002 were $3.7 million, compared with $4.6 million in 2001.

Other Income (Expense)

(in millions of US dollars)

	For the three months ended		Year ended
	December 31		December 31
	2002	2001	2002	2001

Interest and other income	$ 1.6	$ 0.9	$ 4.0	$ 1.8
Gain (loss) on foreign currency	$ 0.4	$ 0.2	$ (0.9)	$ 1.0
Gain (loss) on marketable securities	$ 6.3	$ (0.1)	$ 14.8	$ (0.6)

Interest and other income earned for the quarter and year ended December 31, 2002 was higher than that earned in 2001, due to larger average cash balances. Gains and losses on foreign currency are largely the result of the movement in the CDN$/US$ rate of exchange on US$ denominated assets in the Company’s Canadian operations.

The gain of $6.3 million on marketable securities for the fourth quarter of 2002 compares with a loss of $0.1 million during the corresponding period last year. The significant pre-tax gain of $14.8 million on marketable securities for the year ended December 31, 2002 is largely due to the disposal of a position taken in a company identified as a potential acquisition.

Liquidity and capital resources

Cash and short-term investments increased from $78.1 million at December 31, 2001 to $260.8 million at December 31, 2002. The increase includes cash from an equity financing which raised net proceeds of $137.7 million. The increase is further attributable to the exceptional cash flow from operations generated by the Red Lake Mine and a decrease in working capital, largely relating to the amount of income and mining taxes payable at year end.

Goldcorp’s treasury assets, noted at market values, are listed below.  These values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market.

Treasury assets

 (in millions of US dollars)

For the year ended December 31	2002	2001

Cash and short-term investments	$ 260.8	$ 78.1
Purchased gold bullion - at market value	34.3	-
Produced gold bullion - at market value	32.9	9.7
Marketable securities - at market value	9.8	5.9

Total	$ 337.8	$ 93.7

Cash generated by operations

Goldcorp’s cash flow from operations was $104.1 million, or $0.59 per share for the year ended December 31, 2002. This compares with $95.6 million, or $0.58 per share in 2001. The increase in 2002 is due to the cash flow from operations generated by the Red Lake Mine as well as the positive impact of reduced working capital.

Investing activities - Mining Interests

(in millions of US dollars)

	For the three months ended		Year ended
	December 31		December 31
	2002	2001	2002	2001

Red Lake	$ 5.8	$ 4.1	$ 19.1	$ 16.3
Wharf Mine	1.4	1.4	7.2	2.7
Saskatchewan Minerals	-	0.1	0.5	0.1

Total	$ 7.2	$ 5.6	$ 26.8	$ 19.1

During 2002, the Company invested $26.8 million in mining interests, with over 70% expended at the Red Lake Mine. Exploration expenditures of $12.7 million were capitalized during the year.  Exploration expenditures to increase reserves at the Red Lake Mine are capitalized.  The balance was spent on underground development infrastructure and surface facilities.  The amounts at the Wharf Mine relate to capitalized costs relating to the new Trojan Pit.

Investing activities – Marketable securities

During the year, Goldcorp increased its activities in marketable securities. The Company reduced its position in non-performing securities, added new investments and crystallized some gains. At December 31, 2002, its portfolio had a market value of $9.8 million and a carrying value on the balance sheet of $5.9 million.

Financing activities

The Company paid dividends totaling $5.5 million during the fourth quarter for a total dividend payment of $19.6 million ($0.11 per share) in 2002. Goldcorp announced its intention to increase its annual dividend payment to $0.15 per share and changed its payment dates from quarterly to bi-monthly (6 times per year).

Outlook for 2003

Goldcorp anticipates continuing strong operating results in 2003. Total production for 2003 is forecast at approximately 598,000 ounces, compared with 607,919 ounces in 2002. Consolidated cash cost is expected to be $93 per ounce and non-cash cost $40 per ounce for total costs of $133 per ounce. This compares with $93 cash cost per ounce, $32 non-cash cost per ounce and total costs of $125 per ounce for the year ended December 31, 2002.

The Red Lake Mine is planning to produce approximately 509,000 ounces and includes 31,000 ounces of gold produced from concentrate. Average mill head grade is projected to be 2.22 opt (76.1 gpt) with an average recovery rate at the mine of 90.8%. The production forecast is based on milling 650 tons per day, compared with a rate of 656 tons per day in 2002. Cash costs are budgeted to be $67 per ounce ($65 in 2002) while total costs are expected to be $100 per ounce, compared with $94 in 2002.

The Wharf Mine is forecast to produce 89,000 ounces of gold in 2003.  The expected increase in production should lower the cash cost to $230 per ounce.  Total costs are budgeted at $306 and represent an increase of $6 over 2002. The increase in non-cash cost is related to amortization of costs incurred to access the ore in the Wharf Mine’s remaining pit.

The exploration program is budgeted at $16.8 million (includes both expensed and deferred portions), a 2% increase over 2002. The focus of the exploration activity remains a priority at the Red Lake Mine.

The 2003 budget includes the project to expand the Red Lake Mine by sinking a new shaft to a depth of 7,150 feet with a capacity of 4,000 tons per day and expanding the mill capacity to 1,000 tons per day. The total cost of the project over the next 4 years is expected to be approximately $85 million with $23 million earmarked to be spent in 2003.

A further decline in the US dollar, the growing geopolitical tensions, decreasing investor and consumer confidence and lower levels of producer hedging have the potential to push gold prices higher. Goldcorp has no debt and its gold production is entirely unhedged. Goldcorp’s balance sheet is strong and poised to take advantage of future growth opportunities.

GOLDCORP INC.

 CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets (audited)

(in thousands of United States dollars)

As at

As at

December 31,

December 31,

2002

2001

Assets

Current assets

Cash and short-term investments

$

260,833

$

78,104

Gold bullion (note 3)

Purchased (market value - $34,330)

31,337

-

Produced (market value: $32,864; 2001: $9,694)

10,779

3,846

Accounts receivable

3,103

2,963

Marketable securities

(market value: $9,774; 2001: $5,942)

5,923

5,942

Inventories

14,104

11,588

Future income and mining taxes

-

898

Prepaid expenses

1,298

1,071

327,377

104,412

Mining interests, net

124,444

117,971

Deposits for reclamation costs

4,489

2,764

Other assets

1,208

1,258

$

457,518

$

226,405

Liabilities and Shareholders' Equity

Current liabilities

Accounts payable

$

5,348

$

2,645

Accrued liabilities

11,080

10,102

Income and mining taxes payable

36,897

3,078

Future income and mining taxes

405

-

53,730

15,825

Provision for reclamation and closure costs

17,712

18,270

Future income and mining taxes

36,134

34,758

Shareholders' equity

Capital stock (note 5)

348,848

205,298

Note receivable from officer

-

(2,413)

Cumulative translation adjustment

(14,627)

(15,010)

Retained earnings (deficit) (note 6)

15,721

(30,323)

349,942

157,552

$

457,518

$

226,405

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(in thousands of United States dollars, except per share amounts)

Three months ended

Year ended

December 31,

December 31,

2002

2001

2002

2001

(unaudited)

(audited)

Revenues

Gold

$

43,648

$

36,664

$

171,208

$

157,310

Industrial minerals

3,606

3,609

13,986

13,035

47,254

40,273

185,194

170,345

Expenses

Operating

17,498

14,313

63,758

61,277

Corporate administration

2,131

1,394

9,290

5,149

Depreciation, depletion and reclamation        5,272          6,938           21,563         20,552

Exploration

1,714

1,251

3,696

4,576

26,615

23,896

98,307

91,554

Earnings from operations

20,639

16,377

86,887

78,791

Other income (expense)

Interest and other income

1,635

879

4,021

1,824

Gain (loss) on foreign currency

360

205

(933)

1,007

Gain (loss) on marketable securities

6,269

(70)

14,792

(645)

8,264

1,014

17,880

2,186

Earnings before taxes

28,903

17,391

104,767

80,977

Income and mining taxes

8,881

5,220

39,124

28,157

Earnings for the period

$

20,022

$

12,171

$

65,643

$

52,820

Earnings per share (note 5)

Basic

$

0.11

$

0.07

$

0.37

$

0.32

Diluted

$

0.10

$

0.07

$

0.36

$

0.31

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Retained Earnings (Deficit)

(in thousands of United States dollars)

Three months ended

Year ended

December 31,

December 31,

2002

2001

2002

2001

(unaudited)

(audited)

Retained earnings (deficit)

at beginning of period

$

1,169

$

(34,286)

$

(30,323)

$

(66,859)

Dividends paid to common

shareholders

(5,470)

(8,239)

(19,626)

(16,444)

Interest on note receivable

from officer

-

31

27

160

Earnings for the period

20,022

12,171

65,643

52,820

Retained earnings (deficit)

at end of period

$

15,721

$

(30,323)

$

15,721

$

(30,323)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands of United States dollars)

Three months ended

Year ended

December 31,

December 31,

2002

2001

2002

2001

(unaudited)

(audited)

Cash provided by (used in)

Operating activities

Earnings for the period

$

20,022

$

12,171

$

65,643

$

52,820

Items not affecting cash

Depreciation, depletion and

reclamation

5,272

6,938

21,563

20,552

Loss (gain) on marketable securities

(6,269)

70

(14,792)

645

Future income taxes

479

4,604

4,698

27,558

Reclamation expenditures

(623)

(143)

(4,454)

(374)

Other

2

(555)

(122)

(540)

Change in non-cash operating

working capital

10,992

(352)

31,604

(5,018)

Net cash provided by operating activities

29,875

22,733

104,140

95,643

Investing activities

Mining interests

(7,179)

(5,578)

(26,835)

(19,059)

Purchase of gold bullion

-

-

(32,024)

-

Purchase of marketable securities

(52,046)

(903)

(201,035)

(2,382)

Proceeds from sale of marketable

securities

58,355

-

216,353

690

Decrease (increase) in reclamation

deposits

114

-

(1,733)

(8)

Net cash used in investing activities

(756)

(6,481)

(45,274)

(20,759)

Financing activities

Issue of capital stock

363

409

140,963

4,745

Dividends paid to common

shareholders

(5,470)

(8,239)

(19,626)

(16,444)

Repayment of note receivable

from officer

-

-

2,413

-

Net cash provided by (used in)

financing activities

(5,107)

(7,830)

123,750

(11,699)

Effect of exchange rate changes on cash

1,368

(575)

113

(2,256)

Increase in cash and short-term

investments

25,380

7,847

182,729

60,929

Cash and short-term investments

at beginning of period

235,453

70,257

78,104

17,175

Cash and short-term investments

at end of period

$

260,833

$

78,104

$

260,833

$

78,104

The accompanying notes are an integral part of these consolidated financial statements

Goldcorp Inc.

Notes to Consolidated Financial Statements

(United States dollars, tabular amounts in thousands)

1.

General

These consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2002.

2.

Changes in Accounting Policies

(a)  Stock-Based Compensation

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Section 3870 is applied prospectively to all stock-based compensation to non-employees granted on or after January 1, 2002.

Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method.  Accordingly, the fair value of the 3,687,000 options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; dividend yield of 1%; volatility factor of the expected market price of the Company’s common stock of 40%; and a weighted average expected life of the options of 5 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the options’ vesting period, which is 3 years.

The following is the Company’s pro forma earnings with the fair value method applied to all options issued during the period:

Three months ended

Year ended

December 31,

December 31,

2002

 2002

Earnings for the period

$

20,022

$

65,643

Pro forma compensation expense related

to fair value of stock options issued

(2,402)

(4,953)

Pro forma earnings for the period

$

17,620

$

60,690

Pro forma earnings per share

Basic

$

0.10

$

0.34

Diluted

$

0.09

$

0.33

(b) Purchased Gold Bullion

During the fourth quarter of 2002, Goldcorp changed its accounting policy relating to the purchase of gold bullion.  Purchased gold bullion had been accounted for on a mark-to-market basis during the second and third quarters of 2002.  Goldcorp changed its accounting treatment during the fourth quarter to account for purchased gold bullion at the lower of cost or market.  The impact did not have a material affect on earnings in either quarter.

3.

Gold Bullion

During the year ended December 31, 2002, the Company purchased 100,160 ounces of gold bullion for a total cost of $31,337,000. At December 31, 2002, based on a gold price of $342.75 per ounce, the market value of the purchased gold bullion was $34,330,000.

At December 31, 2002, the Company had 95,882 ounces of produced gold bullion, which is carried on the balance sheet at a production cost of $10,779,000.  The market value of the Company’s produced gold bullion at year end was $32,864,000.

4.

Segmented Information

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company’s gold mines consist principally of the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota.  The industrial mineral operation, Saskatchewan Minerals, is located in Saskatchewan and produces sodium sulphate primarily for the detergent industry.  Revenues from gold operations are attributed based on the location of the operation and revenues from industrial minerals are based on the location of the customer.

Three months ended

Year ended

December 31,

December 31,

2002

2001

2002

2001

Gold

Revenues:

Canada

$

35,548

$

30,646

$

144,856

$

129,586

United States

8,100

6,018

26,352

27,724

43,648

36,664

171,208

157,310

Depreciation, depletion and reclamation                       5,209         6,878       21,325       20,311

Operating income before taxes                                  21,981       16,740       93,483       81,748

Expenditures for mining interests                                 7,171         5,526       26,358       18,991

Three months ended

Year ended

December 31,

December 31,

2002

2001

2002

2001

Industrial Minerals

Revenues:

Canada

$

1,945

$

1,899

$

8,372

$

7,680

United States

1,661

1,710

5,614

5,355

3,606

3,609

13,986

13,035

Depreciation, depletion and reclamation                            63            60            238           241

Operating income before taxes                                      789         1,031         2,694         2,192

Expenditures for mining interests                                       8             52           477              68

Total

Revenues:

Canada

$

37,493

$

32,545

$

153,228

$

137,266

United States

9,761

7,728

31,966

33,079

47,254

40,273

185,194

170,345

Depreciation, depletion and reclamation                       5,272         6,938       21,563       20,552

Operating income before taxes                                  22,770       17,771       96,177       83,940

Expenditures for mining interests                                 7,179         5,578       26,835       19,059

Reconciliation of earnings before taxes

Three months ended

 Year ended

December 31,

December 31,

2002

2001

2002

2001

Operating income from reportable

 segments before taxes

$

22,770

$

17,771

$

96,177

$

83,940

Gain (loss) on marketable securities

6,269

(70)

14,792

(645)

Interest and other income

1,635

879

4,021

1,824

Gain (loss) on foreign currency                                      360            205        (933)         1,007

Corporate administration

(2,131)

(1,394)

(9,290)

(5,149)

Earnings before taxes

$

28,903

$

17,391

$

104,767

$

80,977

5.

Capital Stock

On March 21, 2002, the Company’s shareholders approved a two-for-one split of the Company’s common shares. The record date for the split was May 22, 2002. Accordingly, all references in the consolidated financial statements with respect to shares, stock options and per share amounts have been restated to retroactively reflect the split.

On April 30, 2002, the Company issued 8,000,000 Units at a price of US$18.00 per Unit, for net proceeds of $137,740,000.  Costs of issue totaling $6,260,000 have been reduced by the future income tax benefit of $2,587,000.  Each Unit (on a post split basis) consisted of two common shares (valued at US$8.25 per share) and one-half of one share purchase warrant (valued at US$1.50 per half warrant).  One full share purchase warrant entitles the holder to purchase two common shares at a total price of US$25.00 (US$12.50 per share) for a period of up to five years from the closing date of April 30, 2002.

At December 31, 2002, the Company had 182,390,006 common shares outstanding.  If all outstanding options and warrants had been exercised a total of 207,279,606 common shares would have been outstanding.

The following table sets forth the computation of diluted earnings per share:

Three months ended

Year ended

December 31,

December 31,

2002

2001

2002

2001

Numerator:

Earnings available to common shareholders

$

20,022

$

12,171

$

65,643

$

52,820

Denominator (shares in thousands):

Weighted average shares outstanding

182,323

165,045

176,654

164,296

Effect of dilutive securities:

Employee stock options and warrants

8,834

4,590

7,592

3,673

Adjusted weighted average shares and

assumed conversions

191,157

169,635

184,246

167,969

Basic earnings (loss) per share

$

0.11

$

0.07

$

0.37

$

   0.32

Diluted earnings (loss) per share

$

0.10

$

0.07

$

0.36

$

 0.31

The following lists the stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period:

Three months ended

Year ended

December 31,

December 31,

2002

2001

2002

2001

Stock options and warrants (shares in thousands)

8,011

6,000

5,392

6,148

6.

Amalgamation with CSA Management Inc.

During 2000, Goldcorp amalgamated with CSA Management Inc. (CSA), a major shareholder of Goldcorp with a 17% equity interest and a 44% voting interest.  The Goldcorp common shares held by CSA were cancelled on amalgamation.  For accounting purposes, the cancellation was treated as Goldcorp redeeming its common shares with common share capital, contributed surplus and retained earnings reduced as follows:

Share capital

$

36,553,000

Contributed surplus

5,569,000

Retained earnings

56,276,000

Total

$

98,398,000

The accounting treatment, due to the reduction in retained earnings of $56,276,000, had the effect of moving the Company’s retained earnings, at the date of the transaction, into a deficit position. At December 31, 2002, the Company had retained earnings of $15,721,000.